FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Holding(s) in Company dated 5 February 2024
Exhibit No. 2	Directorate Change dated Day 6 February 2024
Exhibit No. 3	Paul Thwaite appointed as NatWest Group CEO dated 16 February 2024
Exhibit No. 4	Publication of Supplementary Prospectus dated 16 February 2024
Exhibit No. 5	Commencement of On Market Share Buyback Programme dated 19 February 2024
Exhibit No. 6	Holding(s) in Company dated 19 February 2024
Exhibit No. 7	Notice of Redemption dated 22 February 2024
Exhibit No. 8	Holding(s) in Company – HMT shareholding dated 26 February 2024
Exhibit No. 9	Total Voting Rights dated 29 February 2024

Exhibit No. 1

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		NatWest Group plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				x
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		The Commissioners of His Majesty's Treasury
City and country of registered office (if applicable)		London, England
4. Full name of shareholder(s) (if different from 3.)v
Name		The Solicitor for the Affairs of His Majesty's Treasury
City and country of registered office (if applicable)		London, England
5. Date on which the threshold was crossed or reachedvi:		2 February 2024
6. Date on which issuer notified (DD/MM/YYYY):		2 February 2024
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	34.96%		34.96%	35,093,417,576
Position of previous notification (if applicable)	35.94%		35.94%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
Ordinary Shares of £1.0769 each GB00BM8PJY71	12,267,836,404	34.96%

SUBTOTAL 8. A	12,267,836,404	34.96%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
x
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
UK Government Investments Limited, a company wholly-owned by His Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with His Majesty's Treasury).

The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury.

The Commissioners of His Majesty's Treasury	34.96%	34.96%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi
The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury (HMT).

The percentage of voting rights held by HMT in NatWest Group plc (NWG), as shown on this form (34.96%), has been calculated following the disposal by HMT of 97,917,196 ordinary shares in NWG since its last TR-1 notification on 22 January 2024.

The percentage of voting rights held by HMT could move up or down going forward depending on the number of shares repurchased by NWG and the progress of sales under HMT's trading plan announced on 22 July 2021 and most recently extended on 3 April 2023.

Place of completion	London, England
Date of completion	2 February 2024

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 2

6 February 2024

NatWest Group plc
Directorate Change

NatWest Group plc ('NWG') announces the appointment of Geeta Gopalan as an independent non-executive director with effect from 1 July 2024.

Howard Davies, Chairman of NWG, said:

"I am delighted to welcome Geeta to NatWest Group.  Geeta will be a valuable addition to the board, bringing substantial financial and banking expertise, combined with a strong track record as a plc non-executive director."

Geeta currently serves as a non-executive director of Virgin Money UK PLC*, Funding Circle plc, Intrum S.A., and as a Trustee of The Old Vic Theatre.  She previously served as a non-executive director of Dechra Pharmaceuticals Ltd, Ultra Electronics Plc, Wizink Bank SA, and Vocalink.  Geeta's biography is set out below.

*Stepping down on 30 June 2024.

There are no further matters requiring disclosure under Listing Rule 9.6.13.

For further information contact:
NatWest Group Investor Relations:
Claire Kane
Director, Investor Relations
+44 (0) 20 7672 1758

NatWest Group Media Relations:
+44 (0) 131 523 4205

LEI: 2138005O9XJIJN4JPN90
-------------------------------------------------
Geeta Gopalan Biography

Geeta Gopalan is currently a non-executive director of Virgin Money UK PLC*, serving as Risk Committee Chair; Intrum S.A, Europe's largest credit investment and collections company; Funding Circle plc - the largest fintech platform for SME lending in the UK, serving as Senior Independent Director and Audit Committee Chair; and as Trustee and Finance Committee Chair at The Old Vic Theatre.

Geeta's previous non-executive directorships include Dechra Pharmaceuticals Ltd, a leading FTSE 150 veterinary pharmaceuticals company, serving as Remuneration Committee Chair; Ultra Electronics Plc, a highly specialised software company that supply solutions for defence, transport and aerospace; Wizink Bank SA, a private equity owned digital bank in Spain; Vocalink, the operator for the UK national payments infrastructure; Trustee Pilotlight, an enterprise focused on bringing business skills to the third sector; and as Vice-Chair and Member of the England Committee Big Lottery Fund, which is the largest non-government funder of community development in the UK and one of the largest globally.

Geeta has spent over 20 years in various executive roles across banking and fintechs.  Geeta is also a Qualified Chartered Accountant (Chartered Accountants Institute, India).

Exhibit No. 3

Paul Thwaite appointed as NatWest Group CEO

The Board of NatWest Group plc has appointed Paul Thwaite as Group Chief Executive Officer and Executive Director with immediate effect. This follows his appointment on an initial 12-month basis in July 2023.

Led by Chair Designate Rick Haythornthwaite, the NatWest Group Board has undertaken a rigorous and competitive search process, with support from a leading external search firm.

Rick Haythornthwaite, Chair Designate of NatWest Group said: "Paul has shown an unrivalled understanding of this business, our customers, and the opportunities for growth. We are both ambitious for this organisation and I fully expect his potent blend of NatWest knowledge and thoughtful, imaginative approach to leadership to prove key to forging success in the rapidly changing landscape of banking.

The Board agreed that he was the outstanding candidate and the right person to shape the future of NatWest".

Paul Thwaite, NatWest Group CEO said: "I want to thank the Board for their support and the opportunity they have given me. It's an honour to lead what, I believe, is a great business, which plays a vital role in the lives of the 19 million customers we serve.  With that, comes a great sense of responsibility to succeed for our customers, colleagues, and shareholders.

Our customers' needs and expectations are changing at pace, as they engage with emerging technology, adapt to new social trends, and build ever more resilience to a fast-evolving world.  I believe that NatWest, with its heritage, leading customer businesses, deep regional connections and financial strength, can be a trusted partner to customers during a period of change.

It is an exciting time for our sector and our bank. I am confident we can shape the future of NatWest to deliver its full potential."

Howard Davies, NatWest Group Chairman said: "I am very pleased with the outcome of the process Rick ran. I have worked closely with Paul over the last seven months and am confident that he has all the skills needed to lead the bank forward."

Paul has also been appointed as CEO and Executive Director of NatWest Holdings Limited, The Royal Bank of Scotland plc and National Westminster Bank Plc.

Paul previously served as a director of Motability Operations Group plc from 30 September 2016 to 1 March 2021.

There are no other matters to disclose under Listing Rule 9.6.13

Remuneration arrangements for Paul Thwaite

Paul Thwaite's remuneration arrangements have been set in accordance with the Directors' Remuneration Policy approved by shareholders.  The remuneration package includes a base salary of £1,155,660 per annum, a fixed share allowance set at 100% of salary, standard benefit funding of £26,250 per annum and a pension allowance of 10% of salary on the same basis as the wider workforce.

Variable pay will consist of an annual bonus subject to performance, with a maximum opportunity of 100% of salary delivered equally in cash and shares and a Restricted Share Plan award with a maximum opportunity of 150% of salary delivered in shares. Paul will be required to build up and maintain a minimum shareholding equal to 500% of salary.

The remuneration package for the NatWest Group CEO continues to represent pay restraint in comparison to the market. Any further increases will be reviewed annually, subject to satisfactory performance and development in role.

Further details of Paul's remuneration arrangements are set out in the 2023 Directors' Remuneration Report.

For further information contact:
NatWest Group Investor Relations:
Claire Kane
Director, Investor Relations
+44 (0) 20 7672 1758

NatWest Group Media Relations:
+44 (0) 131 523 4205

LEI: 2138005O9XJIJN4JPN90

Exhibit No. 4

NatWest Group plc

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Supplementary Prospectus dated 16 February 2024 to the NatWest Group plc £40,000,000,000 Euro Medium Term Note Programme of 7 December 2023.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/4873D_1-2024-2-16.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0) 7747 455 969

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside of these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

NatWest Group plc	2138005O9XJIJN4JPN90

 Exhibit No. 5

NatWest Group plc

19 February 2024

Commencement of On Market Share Buyback Programme

NatWest Group plc (the "Company") announces the commencement of its programme to buy back ordinary shares in the Company with a nominal value of £1.0769* each ("Ordinary Shares").

On 16 February 2024, the Company announced its full year results and a share buyback programme (the "2024 Programme") of up to £300 million.  The 2024 Programme will commence on 19 February 2024 and will end no later than 18 July 2024, provided that the term of the 2024 Programme may be extended to end no later than 15 August 2024 to account for any days where usual trading has not been possible because of market events during the term of the 2024 Programme.

The 2024 Programme, the purpose of which is to reduce the Company's issued share capital, will take place within the limitations of the authority granted by shareholders to the Board of the Company at its Annual General Meeting, held on 25 April 2023 (the "2023 Authority").

The maximum number of Ordinary Shares that can be purchased by NWG under the 2024 Programme is 696,743,990**.

The Company has entered into non-discretionary instructions with UBS AG, London Branch to conduct the Programme on its behalf and to make trading decisions under the Programme independently of the Company.

The Company intends to cancel the repurchased Ordinary Shares.

* The nominal value of Ordinary Shares without rounding is £1.076923076923077 per share.
** This number reflects the impact on the 2023 Authority of the reduction in issued share capital following the off-market buyback announced on 22 May 2023. It is further reduced by the number of shares purchased to date by the Company under the ongoing share buyback programme announced on 31 July 2023 (the "2023 Programme").This number does not take into account further  purchases of Ordinary Shares which (i) may have taken place but have not, at the date of this announcement, settled under the 2023 Programme or (ii) may take place under the 2023 Programme between the date of this announcement and the conclusion of the 2023 Programme. These remaining purchases under the 2023 Programme may occur whilst purchases are taking place under the 2024 Programme.

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Disclaimer
This announcement is for information purposes only and does not constitute or form a part of an offer to sell or a solicitation of an offer to purchase, or the solicitation to sell, any securities of the Company.

Forward-looking statements
This announcement may include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies.  In particular, this announcement may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: its economic and political risks, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its strategy, its climate and sustainability-related targets, increasing competition from incumbents, challengers and new entrants and disruptive technologies, its access to adequate sources of liquidity and funding, its regulatory capital position and related requirements, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, and NatWest Group's exposure to operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate-related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's 2023 Annual Report on Form 20-F, and its other public filings. The forward-looking statements contained in this announcement speak only as of the date of this announcement and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

No Purchases in the United States and No Purchases of American Depositary Receipts ("ADRs")
Purchases of Ordinary Shares under the Programme will be made outside the United States only. There will be no purchases of Ordinary Shares from within the United States or from persons known to be located in the United States, and there will be no purchases of the Company's ADRs under the Programme.

Exhibit No. 6

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		NatWest Group plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				x
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		The Commissioners of His Majesty's Treasury
City and country of registered office (if applicable)		London, England
4. Full name of shareholder(s) (if different from 3.)v
Name		The Solicitor for the Affairs of His Majesty's Treasury
City and country of registered office (if applicable)		London, England
5. Date on which the threshold was crossed or reachedvi:		16 February 2024
6. Date on which issuer notified (DD/MM/YYYY):		16 February 2024
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	33.56%		33.56%	35,093,417,576
Position of previous notification (if applicable)	34.96%		34.96%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
Ordinary Shares of £1.0769 each GB00BM8PJY71	11,776,787,296	33.56%

SUBTOTAL 8. A	11,776,787,296	33.56%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
x
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
UK Government Investments Limited, a company wholly-owned by His Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with His Majesty's Treasury).

The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury.

The Commissioners of His Majesty's Treasury	33.56%	33.56%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi
The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury (HMT).

The percentage of voting rights held by HMT in NatWest Group plc (NWG), as shown on this form (33.56%), has been calculated following the disposal by HMT of 122,762,277 ordinary shares in NWG since its last TR-1 notification on 5 February 2024.

The percentage of voting rights held by HMT could move up or down going forward depending on the number of shares repurchased by NWG and the progress of sales under HMT's trading plan announced on 22 July 2021 and most recently extended on 3 April 2023.

Place of completion	London, England
Date of completion	16 February 2024
Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 7

NatWest Group plc
22 February 2024

Notice of Redemption

NatWest Group plc (the "Issuer")

The Issuer hereby gives notice to holders of the €750,000,000 Fixed to Floating Rate Notes due 4 March 2025 (ISIN: XS1875275205 (the "Notes")) of the upcoming redemption of the Notes on 4 March 2024. The amount of the Notes currently outstanding is €750,000,000.

Terms used but not defined herein shall have the meaning given to them in the notice of redemption. The Notes are being redeemed pursuant to Condition 5(d) (Call Option - Redemption at the Option of the Issuer) of the Notes at par, together with interest accrued to but excluding the Redemption Date. The Issuer has notified the holders pursuant to the terms of the Notes.

To view the notice, please click on the link below.

http://www.rns-pdf.londonstockexchange.com/rns/1227E_1-2024-2-22.pdf

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0)7747 455969

Legal Entity Identifiers
NatWest Group plc	2138005O9XJIJN4JPN90

Exhibit No. 8

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		NatWest Group plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				x
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		The Commissioners of His Majesty's Treasury
City and country of registered office (if applicable)		London, England
4. Full name of shareholder(s) (if different from 3.)v
Name		The Solicitor for the Affairs of His Majesty's Treasury
City and country of registered office (if applicable)		London, England
5. Date on which the threshold was crossed or reachedvi:		23 February 2024
6. Date on which issuer notified (DD/MM/YYYY):		23 February 2024
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	32.88%		32.88%	35,093,417,576
Position of previous notification (if applicable)	33.56%		33.56%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
Ordinary Shares of £1.0769 each GB00BM8PJY71	11,537,714,952	32.88%

SUBTOTAL 8. A	11,537,714,952	32.88%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
x
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
UK Government Investments Limited, a company wholly-owned by His Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with His Majesty's Treasury).   The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury.

The Commissioners of His Majesty's Treasury	32.88%	32.88%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi
The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury (HMT).   The percentage of voting rights held by HMT in NatWest Group plc (NWG), as shown on this form (32.88%), has been calculated following the disposal by HMT of 59,768,086 ordinary shares in NWG since its last TR-1 notification on 19 February 2024.   The percentage of voting rights held by HMT could move up or down going forward depending on the number of shares repurchased by NWG and the progress of sales under HMT's trading plan announced on 22 July 2021 and most recently extended on 3 April 2023.

Place of completion	London, England
Date of completion	23 February 2024
Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 9

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ("NWG") hereby notifies the following in respect of its issued share capital with voting rights as at 29 February 2024.

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			29 February 2024
Ordinary Shares of £1.0769* (excluding ordinary shares held in treasury)	8,750,233,496	4	35,000,933,984
Ordinary Shares of £1.0769* held in treasury	174,599,613	4	Voting rights not exercisable
11% Cumulative Preference Shares of £1	240,686	4	962,744
5.5% Cumulative Preference Shares of £1	242,454	4	969,816
Total:	8,925,316,249		35,002,866,544

*Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

Shareholders may use the above figure of 35,002,866,544 for their calculations to determine whether they are required to notify their interest in, or a change to their interest in, NWG under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier:2138005O9XJIJN4JPN90

Date: 29 February 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary